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                               July 16, 2020

       William Sperry
       Chief Financial Officer
       HUBBELL INC
       40 Waterview Drive
       Shelton CT 06484

                                                        Re: HUBBELL INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 14,
2020
                                                            File No. 001-02958

       Dear Mr. Sperry:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Operating Measures, page 21

   1. We note your adjusted measures exclude amortization of intangible assets associated with business acquisitions.
Please expand your disclosures in all future filings to more fully address the following:
                                                            Describe what
amortization is being excluded from the measures [all amortization, step up], explain
why it is being excluded, and identify the specific asset or assets the exclusions relate
to.
                                                            Explain why you
believe the measures are useful. We note you refer to core
                                                            operations;
however, it is not clear why you exclude amortization of intangible assets on that basis since
the measures include revenue from core operations generated, in part, by acquired
intangible assets.
                                                            Describe the
limitations of the measures and clearly state that although amortization
 William Sperry
HUBBELL INC
July 16, 2020
Page 2
              for intangible assets is being excluded, revenue generated, in part, from related assets is not being excluded.
2. In your reconciliations related to adjusted net income, we note you present adjustments, net of tax. Please revise your reconciliations in all future filings to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated.
          Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on
         Non-GAAP Financial Measures.
3. We note your Results of Operations discussion refers to the term "organic" in the context of net sales growth and volumes. It appears your measure "organic net sales" represents a non-GAAP financial measure and it is unclear how the measure is determined, particularly what the measure excludes. Please expand your disclosure in all future filings to clearly describe your definition of "organic net sales" and provide all the information required by Item 10(e) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameWilliam Sperry                                 Sincerely,
Comapany NameHUBBELL INC
                                                                 Division of
Corporation Finance
July 16, 2020 Page 2                                             Office of
Manufacturing
FirstName LastName